Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

August 6, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Attention: Max A. Webb

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Entertainment, Inc.

Amendment No. 3 to

Registration Statement on Form S-4

Filed April 13, 2012

File No. 333-180714

Ladies and Gentlemen:

On behalf of RLJ Entertainment, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”) on Form S-4 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. H. Van Sinclair of the Company dated July 27, 2012 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 3, which have been marked to indicate the location of changes from Amendment No. 2 to the Registration Statement filed with the Commission on July 19, 2012, together with copies of this response letter as filed with the Commission.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
MetLife Building, 200 Park Avenue ■ New York, New York 10166 ■ Tel 212.801.9200 ■ Fax 212.801.6400

Securities and Exchange Commission

August 6, 2012

The Special Meeting of RLJ Stockholders, page 135

Recommendation of the RLJ Board, page 136

1.	Please refer to the Proposal No. 2 paragraph. We note your disclosure that the (old) RLJ board unanimously approved the 2012 Incentive Compensation Plan of New RLJ and recommends that the RLJ stockholders approve and adopt such plan. We also note your disclosure in the Proposal No. 2 – Approval and Adoption of 2012 Incentive Compensation Plan of New RLJ section on page 141 that the New RLJ board has adopted and recommends that the RLJ stockholders approve and adopt such plan. Are both statements correct and are both actions necessary? Please revise the joint proxy statement/prospectus throughout to clarify the board or boards that approved the plan and the board that is recommending that such plan be approved and adopted by the stockholders of RLJ and Image as applicable.

Response to Comment No. 1

The Company has revised the disclosure on pages 136, 141, 144 and 149 of Amendment No. 3 concerning the 2012 Incentive Compensation Plan to disclose that (i) the RLJ board has unanimously approved the 2012 Incentive Compensation Plan of New RLJ and recommends that the stockholders of RLJ approve and adopt the 2012 Incentive Compensation Plan and (ii) the New RLJ board has unanimously approved and adopted the 2012 Incentive Compensation Plan of New RLJ.

Proposal No. 2 – Approval and Adoption of 2012 Incentive Compensation Plan, page 141

2.	Please provide us with the supplemental information contemplated by Instruction 5 to Item 10 of Schedule 14A.

Response to Comment No. 2

The Company supplementally advises the Staff that the Company anticipates filing a registration statement on Form S-8 in accordance with applicable rules and regulations of the Commission after consummation of the business combination to register the securities issuable under the 2012 Incentive Compensation Plan.

Unaudited Pro Forma Condensed Combined Financial Information, page 231

3.	We note that based upon your revised presentation to our prior comment 14 you have reversed all prior interest expense (footnote E) related to Image from the pro forma combined statements of operations column for RLJ/Image. We also note that the “Adjustments assuming no redemption” column following Acorn’s historical statements of operations includes an adjustment that gives effect to show interest expense for the entire proposed $22 million senior secured term loan (footnote F). In this regard, we do not believe it is appropriate to present the pro forma statements of operation for the RLJ/Image combined entity without interest expense when the $22 million senior secured term loan and related interest expense is being incurred in connection with your merger with Image. Please revise your presentation accordingly.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

Securities and Exchange Commission

August 6, 2012

Response to Comment No. 3

The Company has revised the unaudited pro forma condensed combined statement of operations for both the three months ended March 31, 2012 and the year ended December 31, 2011, by removing the interest expense adjustment from the RJL/Image adjustment columns on pages 234 and 235 of Amendment No. 3, which was previously Item E in Note 6. The adjustment to interest expense has been included with the interest expense adjustment (Item E (as re-lettered)) in the column after Acorn’s historical amounts on page 245 of Amendment No. 3. The Company advises the Staff that the pro forma operating results before redemptions and after redemptions are unaffected by this revision. The Company also has revised the disclosures in Items E, F, and G (with the deletion of Item E and the re-lettering of Item F (now Item E) and Item G (now Item F)) on pages 245 and 246 of Amendment No. 3, respectively, and Note 6 beginning on page 244 of Amendment No. 3, to appropriately reflect this change. As a result of this adjustment, the RLJ/Image subtotal only reflects historical interest expense incurred for RLJ and Image, and does not include interest expense associated with the $22 million senior secured term loan since RLJ has sufficient cash available to consummate the acquisition of Image without the need to incur additional indebtedness. This would be the case with or without any assumed redemptions. In this regard, the March 31, 2012 pro forma cash position of the combined company would be $121.6 million, assuming no redemptions, which agrees with the unaudited pro forma condensed combined balance sheet as of March 31, 2012 on page 233 of Amendment No. 3, and the pro forma cash position of the combined company would be $70.5 million, assuming redemptions of $51.1 million.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 236

Note 4. Estimate of the Assets to be Acquired and Liabilities to be Assumed, page 239

4.	Reference is made to table on page 239 (Note 4). It appears the line item caption “Deferred financing costs on loans not assumed” should be “Non-controlling interest.” Please revise accordingly.

Response to Comment No. 4

The Company respectfully advises the Staff that the table in Note 4 on page 239 of Amendment No. 3 is captioned correctly and, accordingly, the Company has not revised the disclosure.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

Securities and Exchange Commission

August 6, 2012

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statements, page 244

Adjustment (C), page 244

5.	We note from your response to our prior comment 19 and revised disclosure in Adjustment (C) that the amortization relates to the difference in the carrying amount of Acorn’s 64% equity share in ACL and the underlying equity in the net assets of ACL, which is attributed to the copyright assets held by ACL. If this basis difference existed at March 31, 2012, please revise Note 6 to the Acorn Media Group Inc. financial statements on page F-81 to disclose the amount of this basis difference and the accounting treatment of the difference. See ASC 323-10-50-3.

Response to Comment No. 5

The Company respectfully advises the Staff that Note 2 to Acorn’s consolidated financial statements as of March 31, 2012 discloses both the difference in Acorn’s basis and its interest in the underlying equity of ACL and Acorn’s policy with respect to the treatment of such basis difference. Acorn has revised Note 2 on page F-72 of Amendment No. 3 to provide additional disclosure related to the preliminary allocation of this difference in basis to copyright assets, a description of the methods and assumptions used in the preliminary allocation, the specific period over which the copyright asset is being amortized, and the amount of periodic amortization included in Acorn’s consolidated financial statements for the three months ending March 31, 2012.

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Donald E. Field, Esq.

Ms. Claire Erlanger

Ms. Jean Yu

Mr. H. Van Sinclair

Alan I. Annex, Esq.

David J. Katz, Esq.

Sharon A. Kroupa, Esq.

Encls.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM